Exhibit 6.1

MASTER SERVICES AGREEMENT

August 13, 2021

Wavemaker Labs 1438 9th Street, Santa Monica, CA 90401	Page 1 of 7	MSA Rev A - Confidential

This Services Agreement (the “Agreement”) sets forth terms under which Wavemaker Labs, Inc. (“Company”) shall provide services to Nommi, Inc. (the “Client”). This Agreement is entered into as of the signature date below (“Effective Date”). Company and Client are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

1.	Services. Company shall provide engineering and product development services (“Services”) to the Client as described on one or more Statements of Work signed by Company and Client that reference this Agreement (“SOW” or “Statement of Work”). A Purchase Order (“PO”) will be issued by Client referencing the SOW number to accept and initiate Services. Client may also sign and return the SOW indicating acceptance whereby the SOW becomes the PO. Upon receipt of the PO, Company will invoice according to the terms of the SOW and begin preparing resources to execute the specified Services. Work performed will be billed according to the terms specified in the SOW as either Firm Fixed Price (“FFP”) or Time and Materials (“T&M”). Rates set forth in the SOW shall apply for T&M in addition to a Not-to-Exceed total aggregate value (“NTE”). The total amount due to Company from Client shall not exceed the NTE of any given SOW except with express or implied authorization from Client. Valid methods of authorization include, but are not limited to, direction from Client to complete work outside the scope of the SOW, direction from Client to perform additional work after the NTE has been reached, or payment of invoices in excess of the NTE. Company shall perform Services in a prompt manner and provide Deliverables (the “Deliverables”) to Client as specified in the applicable SOW. Client shall assist Company by promptly providing all information requests known or available and relevant to the Services in a timely manner.

2.	Invoicing. Company shall invoice Client for work performed in accordance with FFP milestones specified in the SOW, or in the case of T&M, at most as frequent as twice per month for each hour of labor exerted and all materials expenses (the “Materials”). An additional percentage for G&A will be applied to all Materials expenses as specified in the SOW. Company is not obligated to continue work once the NTE has been reached. While an unlikely event, there is no guarantee that the Services can be completed within the NTE.

3.	Payment. In exchange for Company’s Services under this Agreement, the Client shall pay Company all fees due under the applicable SOW. Client shall pay all invoices within fifteen (15) days after the invoice date. Invoices not paid within fifteen (15) days become past due and will immediately be assessed a default rate of 2% per month, added to the amount due and prorated starting from the date of the original invoice. In the event clarification is needed on the invoice, Client will request clarification from Company in writing before the invoice due date. No default rate shall be applied if Client request clarification in good faith, before the due date. Once resolved, the invoice will be due within five days (5), or on the original due date, whichever is later. In the event of a good faith dispute with regard to an invoice, Company shall have the right to withhold Deliverables, Intellectual Property Rights (defined below), or any other support while the parties attempt to resolve the dispute.

4.	Term. The Agreement starts on the Effective Date and remains intact until terminated as described in Section 5 or until a twelve (12) month period has elapsed with no active SOW’s and no past due balance from any SOW’s under this Agreement.

5.	Termination. Either party shall have the right to terminate this Agreement or any SOW at any time, with or without cause, with five (5) days written notice. In the event Client terminates the SOW prior to completion of Services, the Client shall pay Company the fees due under the SOW with respect to Services completed as of the date of notice of termination, plus reasonable termination costs. In the event Company terminates the SOW prior to completion of Services, the Client shall pay Company the fees due under the SOW with respect to Services completed as of the date of notice of termination, not including any termination costs. Termination of this Agreement also terminates all active SOWs. Upon settlement of funds due to Company, all Client provided materials will be returned to Client and all Client use rights to the work in process as described in Section 9 will be transferred to Client.

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6.	Survival. The following Sections of this Agreement shall survive termination or expiration: Disputes, Binding Arbitration, Remedies, Confidentiality, Limitation of Liability, Compliance with Laws, Non-Solicitation, and Logo Use.

7.	Representations and Warranties.

a.	Company represents that any materials used in the Deliverable will not knowingly (a) infringe on the intellectual property rights of any third party or any rights of publicity or privacy or (b) violate any law, statute, ordinance or regulation.

b.	Company represents and warrants that the Services will be performed in a commercially reasonable manner in accordance with the standards generally prevailing in the industry. When used as intended, Deliverables shall be free from workmanship defects for thirty (30) days after delivery. Any modifications or additions made by Client and not intended by Company, and any damage due to improper use, storage or transportation, will not be warranted.

c.	Client represents that any materials provided to Company by Client for incorporation into the Deliverables will not (a) infringe on the intellectual property rights of any third party or any rights of publicity or privacy or (b) violate any law, statute, ordinance or regulation.

d.	Client will defend, indemnify and hold Company harmless from any and all claims, losses, liabilities, damages, expenses and costs (including attorneys’ fees and court costs) arising from or relating to any claims regarding elements or materials provided by Client and incorporated into the Deliverable.

e.	Warranty Disclaimer. EXCEPT FOR THE WARRANTIES SET FORTH IN THIS AGREEMENT AND ANY SOW, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL OTHER WARRANTIES OF ANY KIND OR NATURE, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, INCLUDING WITHOUT LIMITATION TO ANY WARRANTY THAT DELIVERABLES ARE ERROR-FREE, OR ARE COMPATIBLE WITH ALL HARDWARE AND SOFTWARE CONFIGURATIONS, AND ANY AND ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. DELIVERABLES, INTELLECTUAL PROPERTY, TECHNICAL SUPPORT AND/OR SERVICES UNDER THIS AGREEMENT ARE PROVIDED “AS IS”.

f.	Liability. COMPANY WILL NOT BE LIABLE FOR ANY LOSS OF USE, INTERRUPTION OF BUSINESS, LOST PROFITS, OR ANY INDIRECT, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES OF ANY KIND REGARDLESS OF THE FORM OF ACTION WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT PRODUCT LIABILITY, OR OTHERWISE, EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL COMPANY’S AGGREGATE LIABILITY UNDER THIS AGREEMENT EXCEED THE FEES PAID TO COMPANY HEREUNDER.

8.	Independent Contractor. Nothing in this Agreement shall be construed to create an employer-employee relationship between Company and Client, nor any agency, franchise, joint venture, partnership or any other relationship between the parties and neither party shall have authority to obligate the other in any way.

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9.	Ownership of Deliverables. “Intellectual Property Rights” means any and all rights associated with original work, including but not limited to copyrights, trademark and trade name rights and similar rights, trade secrets, patents and all other intellectual property rights in any jurisdiction throughout the world. Except for any Background IP (as defined below), all materials of any type created by or on behalf of Client in connection with the Services hereunder, including but not limited to the Deliverables and Intellectual Property Rights contained there (collectively, the “Work Product”) are and shall be a “work-made-for-hire” (as defined by the Copyright Act of 1976 and all amendments thereto) for Client, its successors and assigns. In the event that the Work Product (or any part thereof) is not deemed to be a “work-made-for-hire,” Company hereby irrevocably assigns to Client all right, title and interest in and to the Work Product in all forms, formats, and media, whether now known or hereafter devised, in perpetuity throughout the world. In the event that all or any part of the Work Product cannot be assigned, then Company hereby grants to Client an irrevocable, exclusive, royalty-free, fully-paid, fully-sublicensable and transferable license to use, develop, modify, create derivative works based on, combine with other works, market, sell, distribute, and otherwise exploit the Work Product throughout the world in perpetuity in all forms, formats, and media, whether now known or hereafter devised (“License”).

Subject to prior approval and written agreement, Company may use and build upon certain of its pre-existing technology and intellectual property (collectively “Background IP”) as part of performing Services and any resulting Deliverables. In the event Company incorporates any Background IP into any Deliverable or if any Deliverable embodies or would otherwise infringe on any Background IP, Company hereby grants a nonexclusive, royalty-free, perpetual, irrevocable, transferable, sublicensable, worldwide license to fully exploit any such Background IP solely in connection with the Deliverables. Client agreement to any SOW that contemplates the use or license of Company Background IP shall constitute prior approval under this Section, and any improvements, enhancements, or application specific modifications to Company Background IP will remain the exclusive property of Company.

Client hereby grants Company a royalty-free, fully-paid, sublicensable and transferable license to use, develop, modify, create derivative works based on, or combine with other works (subject to the exclusion below), the Work Product in all forms, formats, and media, whether now known or hereafter devised; provided, however that Company may not use any Work Product and/or any combination thereof, which would directly compete with bowl-based food automation business of the Client.

In the event of termination under Section 5, Company shall have the right to withhold Deliverables, Intellectual Property Rights, or any other support until full payment for the work in process is received. In no event will Company be liable for any claims related to or arising from Client’s improper use of the Deliverables, work in process, and other components that comprise the Deliverables or work in process.

10.	Assistance. If requested by Client, Company will provide at Client’s expense, such information, instruments, documents or any other assistance as may be necessary or reasonably requested by Client to perfect, execute, enforce and/or defend Client’s Intellectual Property Rights.

11.	Acceptance of Services: Client will accept or reject the Services and/or any Deliverables in accordance with the acceptance criteria specified in the SOW. In the event there is no acceptance criteria specified in the SOW, then Service and/or any Deliverables must be accepted by the applicable Client project leader or other reasonably identified Client contact within five (5) business days following their receipt from Company. Services and/or Deliverables are deemed accepted after this time unless Client determines in good faith that the Services and/or Deliverables do not meet the warranties or criteria of this Agreement or the SOW. In such event, client may request Company to correct any defective or non-conforming item at no cost to Client. Client will not unreasonably withhold acceptance.

12.	Limitation of Liability. Company’s liability and therefore Client’s remedy for any cause of action in connection with this Agreement or the sale or use of the Deliverables, whether based on negligence, strict liability, breach of warranty, breach of contract, or any other equitable principles, is expressly limited, at Company’s option, to either replacement or repayment of that portion of the Deliverables in which damages are claimed. Client agrees that the limitations of liability herein apply regardless of whether the Deliverables and/or Services are accepted. Client understands and agrees that that Company has set its prices and entered into this Agreement in reliance upon the disclaimers and limitation of liability set herein, establishing the basis of the bargain and shared risk between parties. Client is responsible for proper and safe testing, evaluation, operation, storage and transportation of any and all Deliverables. Client agrees to defend, indemnify and hold the Company harmless from any liabilities, losses, damages, deficiencies, settlements, interest, awards, penalties, fines, expenses of any kind, claims or demands (including attorneys’ fees and court costs) that may be made related to, or as the result of, testing, operation, use, storage or transportation of Deliverables.

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13.	Compliance with Laws. Each party shall perform all of its obligations under this Agreement in compliance at all times with all foreign, federal, state and local statutes, orders and regulations, including those relating to privacy and data protection. Client further acknowledges that export, re-export or re-transfer of commodities, software and/or technical data (“Restricted Items”) that are requested from Company are subject to U.S. export control laws and regulations, including, but not limited to, the Export Administration Regulations (“EAR”), the International Traffic and Arms Regulations (“ITAR”) and the Embargo and Sanctions Regulations administered by the U.S. Department of the Treasury, Office of Foreign Assets Controls (“OFAC”). Company will not knowingly incorporate Restricted Items as part of Services without obtaining prior approval from Client in writing. Client acknowledges that in the process of performing Services, it is possible that Restricted Items are developed or manufactured, and client agrees to comply with all U.S. export control laws and regulations.

14.	General. Neither party may assign this Agreement without the prior written consent of the other party and any attempt to do so will be void. Any notice or consent under this Agreement will be in writing to the address specified below. If any provision of this Agreement is adjudged by any court of competent jurisdiction to be unenforceable or invalid, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement will otherwise remain in full force and effect. Any waivers or amendments shall be effective only if made in writing signed by a representative of the respective parties. Both parties agree that this Agreement is the complete and exclusive statement of the mutual understanding of the parties, and supersedes and cancels all previous written and oral agreements and communications relating to the subject matter of this Agreement. Both parties agree that the Agreement is signed by a duly, authorized company representative authorized to bind the company to its terms and services and no consent from any third party is required. Client accepts ultimate liability for any additional, deferred state, local or other taxes incurred in connection with providing the materials under this agreement not already paid through regular invoicing. The language of this agreement has been chosen by Company and Client to express their mutual intent. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted by Company and Client, and no presumption or burden of proof will arise favoring or disfavoring either party by virtue of the authorship of any of the provisions of this agreement. No provision contained in any Purchase Order will be binding on this Agreement unless identical provisions are memorialized in a mutually agreed upon Amendment or SOW.

15.	Non-Solicitation. Client agrees that, during the term of this Agreement, and for a period of one (1) year immediately following the termination of this Agreement for any reason whatsoever, Client shall not, without the Company’s prior written consent, solicit (directly or indirectly, for its own account, or for the account of others) an employment or contractor relationship of the principals, employees and/or agents of Company.

16.	Hardware. Company will make every effort to carefully handle hardware provided by Client. However, Company is not liable with respect to cost or schedule delay for any component damage during a reverse engineering effort or high-risk integration effort.

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17.	Travel. The necessary and reasonable costs associated with travel by a Company employee at the request of Client shall be billed based on milestone payments specified in an FFP SOW or based on rates specified in a T&M SOW with direct cost having an additional percentage applied for G&A as specified in the SOW. Company reserves the right to negotiate any travel costs based on the unique circumstances of the travel requested from Client.

18.	Tools & Scrap. Company will retain ownership of any and all tools used to produce the Deliverables. Scrap, excess, or other materials produced or procured under the SOW and not claimed in writing by Client within thirty (30) days of the date of the final invoice under the SOW will become property of Company.

19.	Choice of Law. This Agreement will be deemed to have been made in, and shall be construed pursuant to, the laws of the State of California and the United States without regard to conflicts of law provisions thereof. Any suit or proceeding arising out of, or relating to, this Agreement shall be commenced in a federal or state court in Los Angeles, CA and each party irrevocably submits to the jurisdiction and venue of such courts.

20.	Headings. Headings in this agreement or any SOWs are included herein for convenience of reference only and shall not constitute a part of this agreement for any other purpose.

21.	Force Majeure. Neither party shall be responsible or liable for failing to perform any part of this Agreement or for any delay in performing under this Agreement, directly or indirectly resulting from or contributing to by any foreign or domestic embargoes, seizures, acts of God, insurrections, wars and/or continuance of war; or the adoption or enactment of any law, ordinance, regulation, ruling or order directly or indirectly interfering with its performance under this Agreement; or lack of the usual means of transportation, fires, floods, explosions, strikes or earthquakes; or other events or contingencies beyond its control, either of the foregoing nature or of any other kind.

22.	Logo Use. Company shall have the right to use Client’s company logo (“Logo”) on Company’s website and to promote Company’s client relations for future Company work. The Logo will not be used in a manner that implies sponsorship or endorsement of any company, product, trademark, person, or service by Client.

23.	Rate Increases. At its sole discretion, Company reserves the right to periodically update the applicable rate table for any future SOW.

24.	Disputes. In the event of any dispute arising under this agreement, the injured Party shall notify the injuring Party in writing of its contentions. The Parties will attempt to resolve any dispute relating to this agreement by good faith negotiation between business principals for ten (10) days. If unresolved thereafter, Parties shall submit their dispute to mediation before a mutually agreed mediator from the Judicial Arbitration and Mediation Services (“JAMS”) or its successor, to be scheduled within ten (10) business days. The Parties will conduct all mediations at a JAMS facility in Los Angeles County, California. The parties will bear their own costs for mediation.

25.	Binding Arbitration. Disputes not resolved through negotiation or mediation shall be resolved by final and binding arbitration before one arbitrator at JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. Judgement may be entered in any court having jurisdiction. This clause shall not preclude Parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

26.	Remedies. Company reserves all remedies available at law or equity for any disputes that arise under this Agreement. In the event of a suit or proceeding under this Agreement, Client agrees to pay all attorneys’ fees if the federal or state court renders judgment substantially in Company’s favor.

[Signature Page Follows]

Wavemaker Labs 1438 9th Street, Santa Monica, CA 90401	Page 6 of 7	MSA Rev A - Confidential

Accepted and agreed to as of the Effective Date by the authorized representative of each party:

Wavemaker Labs, Inc.	Nommi, Inc.
Signature:	Signature:
Name:	Name:
Title:	Title:
Effective Date:

Wavemaker Labs 1438 9th Street, Santa Monica, CA 90401	Page 7 of 7	MSA Rev A - Confidential